

Care Access PBC — Investor Letter | October 2025

“The future of care is not artificial. It’s human — and accessible.”

Dear Investor,

While the world spins itself dizzy chasing artificial intelligence headlines and hype, we’ve stayed rooted in something far more grounded — and far more urgent: **access to care.**

Real care.
For real people.
At the moment they need it most — or even when they simply want it.

Billions still lack true access — not just to health care, but to dignity. To personal, mental, and wellness support.
Not because solutions don’t exist, but because there’s no system to help them **find, understand, afford, or reach** those solutions.

At Care Access Corp, we’re not here to build another AI toy.
We’re building the tools that make access to care **real, reachable, and restorative — for everyone.**

Real Partnerships. Real Progress.

We haven’t launched publicly yet — but we haven’t been idle.

- **We’ve fueled every milestone with conviction** — entirely self-funded, with not a single outside investor on our cap table. Every breakthrough, every partnership, every line of code exists because of the belief, grit, and sacrifice of our team.
- **We’ve secured a groundbreaking healthcare partnership** (to be announced soon), designed to empower patients with full ownership of their medical records — signaling a long-overdue revolution in how personal health information is controlled.
- **We’re in active discussions with Uber** to extend our mission into the physical world, aiming to make care truly reachable by enabling users to book rides directly to the services they discover through our platform.
- **We’ve built a next-generation care platform — Careverse™** (trademark filed), not a chatbot but a personal assistant for all things care: multilingual, insurance-agnostic, and able to handle real-world complexity.
- **We’ve built a proprietary analytics engine** to unlock precision insights across populations — laying the groundwork for ethical data monetization and clinical guidance.
- **We are preparing multiple patent filings** to protect our approach to care navigation, personalization, and multi-modal engagement.

The Road Ahead

We’re preparing to bring this platform to market within the next six months. Our expansion strategy includes:

- **Vertical integration across care domains** — physical, behavioral, dental, elder, cosmetic, wellness, and pet care.
- **Horizontal scaling across geographies, languages, and care delivery formats** — from mobile to in-home and hybrid models.

We're not building a product.
We're creating an **infrastructure of equity** — where patients are seen, providers are respected, and access is the default, not the exception.

What We're Raising

We are launching this early round — **up to $5 million on a $50 million valuation** to bridge directly to meaningful scale.

This is not a traditional raise.
It's a curated invitation to those who share our vision and are ready to accelerate real-world impact.

This limited capital will fund:

- Regulatory completion and global localization
- Multilingual QA and platform hardening
- Strategic partner onboarding and field deployment
- Cross-border pilots with clinics, cities, and NGOs
- Key IP filings and provider acquisition infrastructure

We currently operate at ~$150K/month burn, scaling to ~$680K/month by Month 18 as we grow the team to 30+ full-time equivalents and expand platform capacity.

Why This Matters

There is no shortage of startups offering "smart this" or "AI that."
But most of them will never help a single mother in Peru, a veteran in Detroit, or a refugee in Warsaw find a doctor they trust, in a language they speak, at a price they can afford.

We will.

This isn't about data. It's about dignity.
And dignity should not depend on income, insurance, or infrastructure.

We're not here for headlines.
We're here for humanity.

We are funding this with our own skin in the game.
We're offering a seat at the table — not because we need to — but because we're ready to scale what we've built with partners who truly care.

With sincerity and resolve,
Alex Shchekin

